Securities and Exchange Commission
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report September 15, 2003
(Date of earliest event reported)

AGILYSYS, INC.

(Exact name of registrant as specified in its charter)

Ohio	(000-5734)	34-0907152
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

6065 Parkland Boulevard, Mayfield Heights, Ohio	44124
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (440) 720-8500

TABLE OF CONTENTS

- Item 5. Other Events
- Item 7. Financial Statements, Pro Forma Information and Exhibits

SIGNATURE
EX-99.1 Press Release
EX-99.2 Press Release

Item 5. Other Events

At a special meeting of shareholders on September 12, 2003, shareholders approved an amendment to the Pioneer-Standard Electronics, Inc. Amended Articles of Incorporation to change the name of the company to "Agilysys, Inc." (the "Company"). A copy of the Company's press release is attached hereto as Exhibit 99.1. As a result of the name change, effective September 16, 2003, the Company began trading under the new ticker symbol "AGYS" on the National Association of Securities Dealers and Automated Quotations (NASDAQ) Stock Market.

On September 15, 2003, Agilysys, Inc. signed a definitive agreement to acquire Kyrus Corporation, a reseller and integrator of retail point-of-sale systems, located in South Carolina. The total purchase price is approximately $31 million, which will be funded in cash. A copy of the press release announcing the definitive agreement is attached hereto as Exhibit 99.2.

Item 7. Financial Statements, Pro Forma Information and Exhibits

(c)   Exhibits

99.1   Press Release dated September 15, 2003, announcing name change to Agilysys, Inc.

99.2   Press Release issued by Agilysys, Inc. dated September 16, 2003, announcing the Company's definitive agreement to acquire Kyrus Corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AGILYSYS, INC.

By: /s/ Steven M. Billick

Steven M. Billick
Executive Vice President, Treasurer and Chief Financial Officer

Date: September 25, 2003

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